"Exemption No. 82-3998"

Notice to the Oslo Stock Exchange

ORKLA

04010351

04 MAR -8 AM 7:21

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Siv Merethe Skorpen, AVP Investor Relations, Tel.: +47 22544455

SUPPL

Date: 27 February 2004

ORK – Notification of ownership

Orkla ASA hereby notifies that Orkla ASA has today 27 February 2004 sold 648,610 shares in Norsk Vekst Forvaltning ASA (NVF), which represents 9.7 % of the shares and votes in NVF. After this transaction Orkla owns no shares in NVF.

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